

Mail Stop 4628

February 24, 2016

Via E-mail
Greg Dougherty
Chief Executive Officer
Oclaro, Inc.
225 Charcot Avenue
San Jose, CA 95131

> **Re: Oclaro, Inc.**
> **10-K for Fiscal Year Ended June 27, 2015**
> **Filed August 28, 2015**
> **File No. 000-30684**

Dear Mr. Dougherty:

We refer you to our comment letter dated February 9, 2016, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
      Assistant Director
      Division of Corporation Finance

      David Teichmann
      General Counsel
      Oclaro, Inc.